June 11, 2010
Via Edgar and Facsimile (703) 813-6985
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

Attention:	Brian Cascio Gary Todd Kristin Lochhead

Re:	China Yuchai International Limited Form 20-F for Fiscal Year Ended December 31, 2009 Filed April 30, 2010 File No. 1-13522
This letter sets forth the response of China Yuchai International Limited (“China Yuchai”) to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) in its letter dated June 3, 2010, with respect to the above referenced Form 20-F. For the Staff’s convenience, the Staff’s comment is set forth before China Yuchai’s response.
1. Comment: We note that your independent registered accountant’s report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB or please provide a reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F. As a related matter, please note that when you amend a filing, the entire text of the amended item must be included in the amendment. Refer to Exchange Act Rule 12b-15.
Response to Comment:
China Yuchai respectfully submits that in response to the Staff’s comment, China Yuchai has on June 11, 2010 filed via Edgar Amendment No.1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (“2009 Form 20-F”), to file the revised audit reports of the Company’s independent registered public accounting firm. The audit reports of the Company’s independent registered public accounting firm included in the 2009 Form 20-F have been revised solely to clarify that the Company’s consolidated financial statements as of and for the years ended December 31, 2008 and 2009 included in the previously filed 2009 Form 20-F have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
As requested by the Staff, China Yuchai acknowledges the following:
•	China Yuchai is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	China Yuchai may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the above-mentioned filing of Amendment No. 1 to the 2009 Form 20-F fully responds to the Staff’s comment.
Please let me know if you have any further questions. I can be contacted at (65) 6322 6262 if I can be of further assistance.
Yours sincerely

/s/ Hoh Weng Ming
Hoh Weng Ming Chief Financial Officer